UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 105951 / July 20, 2026

ADMINISTRATIVE PROCEEDING
File No. 3-22661

In the Matter of **ToughBuilt Industries, Inc.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against ToughBuilt Industries, Inc. (CIK No. 1668370) ("ToughBuilt" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), and to the findings as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

A.   ToughBuilt (CIK No. 1668370) is a Nevada corporation located in Irvine, California. The Series H Preferred Stock of ToughBuilt is registered under Section 12(g) of the Exchange Act. The Series H Preferred Stock of ToughBuilt is not publicly quoted or traded.

B.   ToughBuilt has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports since the period ended December 31, 2023.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of ToughBuilt Industries, Inc. (CIK No.: 1668370) securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of July 21, 2026.[2]

By the Commission.

Vanessa A. Countryman
Secretary

Stephen Fouse

BY: Stephanie Fouse
Assistant Secretary

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[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.